July 25, 2008

Mail Stop 4561

Mr. Jeffrey A. McCutcheon
Senior Vice President and CFO
LaBranche & Co Inc.
33 Whitehall Street
New York, NY 10004

Re: LaBranche & Co Inc.
      Form 10-K for the year ended December 31, 2007
      Definitive Proxy Statement filed April 18, 2008
      File No. 001-15251

Dear Mr. McCutcheon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief